Exhibit 99.1

VisionChina Media Announces Share Repurchase Plan

BEIJING, November 14, 2008 — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that its board of directors has approved a share repurchase plan, subject to shareholder approval. The Company has been authorized, but is not obligated, to repurchase up to US$50 million worth of its own American depositary shares (“ADSs”) by December 31, 2009. The repurchases will be made from time to time on the open market or in block trades in accordance with the “safe harbor” requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any repurchases under the plan will also depend upon market conditions, the trading price of the ADSs and other factors. VisionChina Media expects to implement the share repurchase plan in a manner consistent with the market conditions and the best interest of its shareholders. VisionChina Media plans to fund the repurchases made under this program from its available cash balance.

“The board’s decision to buy back VisionChina’s ADSs reflects our firm belief that our ADSs are presently undervalued in the marketplace,” said Mr. Limin Li, VisionChina Media’s chairman and chief executive officer. “We believe this repurchase program is in the best interest of VisionChina and our shareholders. The Board of Directors and the management team are confident that the Company can execute on our winning business strategy and deliver long-term shareholder value.”

About VisionChina Media, Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of September 30, 2008, VisionChina’s advertising network included over 62,250 digital television displays on mass transportation systems in 17 of China’s economically prosperous cities, including Beijing, Guangzhou, Shanghai and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

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Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

In China:

Investor Relations Department, VisionChina Media, Inc.

Tel: +86 (755) 8831-8683

Email: ir@visionchina.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1 (646) 460-9989

E-mail: jessica.cohen@ogilvypr.com

For media inquiries, please contact:

Ms. Ceren Wende

Ogilvy Financial, Beijing

Tel: +86 (10) 8520 6514

Email: ceren.wende@ogilvy.com

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